Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024

(expressed in thousands of Canadian dollars) - Unaudited

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Financial Position

(expressed in thousands of Canadian Dollars) - Unaudited

As at	March 31, 2024	December 31, 2023	January 1, 2023
Assets		Restated - Note 3(c)	Restated - Note 3(c)
Current assets
Cash	$383,159	$290,743	$134,447
Marketable securities	—	—	5,775
Amounts receivable	3,627	1,940	1,801
Prepaid expenses and other assets	11,122	13,770	2,165
Lease receivable (Note 9(b))	512	512	—
	398,420	306,965	144,188
Non-current assets
Exploration and evaluation assets (Note 5)	484,112	451,356	405,248
Property and equipment (Note 6)	5,945	5,404	5,048
Investment in associate (Note 7)	241,137	240,116	—
Deposits	82	82	76
Lease receivable (Note 9(b))	3,374	3,502	—
Total assets	$1,133,070	$1,007,425	$554,560

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$26,588	$26,986	$13,723
Lease liabilities (Note 9(c))	945	926	775
Flow-through share premium liability	—	—	2,069
Convertible debentures (Note 8)	175,908	158,478	80,021
	203,441	186,390	96,588
Non-current liabilities
Long-term lease liabilities (Note 9(c))	772	1,016	1,688
Deferred income tax liabilities	—	—	867
Total liabilities	$204,213	$187,406	$99,143

Equity
Share capital (Note 10)	$1,146,736	$1,009,130	$712,603
Reserves (Note 10)	121,247	116,934	94,680
Accumulated other comprehensive loss	(502)	(2,041)	460
Accumulated deficit	(338,624)	(304,004)	(389,867)
Equity attributable to NexGen Energy Ltd. shareholders	928,857	820,019	417,876
Non-controlling interests	—	—	37,541
Total equity	$928,857	$820,019	$455,417
Total liabilities and equity	$1,133,070	$1,007,425	$554,560

Nature of operations (Note 2)

Subsequent events (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(expressed in thousands of Canadian Dollars, except per share and share information) - Unaudited

	Three months ended March 31,
	2024	2023

Expenses
Salaries, benefits and directors’ fees	$2,741	$2,249
Office, administrative, and travel	5,153	3,473
Professional fees and insurance	3,022	1,608
Depreciation (Note 6)	516	399
Share-based payments (Note 10)	6,066	6,483
	(17,498)	(14,212)

Finance income	3,505	1,356
Mark-to-market gain (loss) on convertible debentures (Note 8)	(16,282)	3,804
Interest expense on convertible debentures (Note 8)	(3,375)	(688)
Interest on lease liabilities (Note 9(c))	(33)	(44)
Share of net loss from associate (Note 7)	(1,577)	—
Gain on dilution of ownership interest in associate (Note 7)	221	—
Foreign exchange gain (loss)	729	(99)
Loss before taxes	(34,310)	(9,883)

Deferred income tax recovery (expense)	(310)	776
Net loss	(34,620)	(9,107)

Items that may not be reclassified subsequently to profit or loss:
Change in fair value of convertible debenture attributable to the change in credit risk of the Company (Note 8)	(1,148)	(73)
Change in fair value of marketable securities	—	(389)
Deferred income tax recovery	310	53
Share of other comprehensive income of associate (Note 7)	2,377	—
Net comprehensive loss	$(33,081)	$(9,516)
Net loss attributable to:
Shareholders of NexGen Energy Ltd.	(34,620)	$(6,658)
Non-controlling interests	—	(2,449)
	$(34,620)	$(9,107)
Net comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$(33,081)	$(6,864)
Non-controlling interests	—	(2,652)
	$(33,081)	$(9,516)

Loss per share attributable to NexGen Energy Ltd. shareholders
Basic and diluted loss per share	$(0.06)	$(0.01)

Weighted average common shares outstanding
Basic	536,646,284	485,399,867

The accompanying notes are an integral part of these consolidated financial statements.

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars) - Unaudited

	Three months ended March 31,
	2024	2023
Net loss for the period:	$(34,620)	$(9,107)
Adjust for:
Depreciation (Note 6)	516	399
Share-based payments (Note 10)	6,066	6,483
Mark-to-market loss (gain) on convertible debenture (Note 8)	16,282	(3,804)
Interest expense on convertible debentures (Note 8)	3,375	688
Interest on lease liabilities (Note 9(c))	33	44
Share of net loss from associate (Note 7)	1,577	—
Gain on dilution of ownership interest in associate (Note 7)	(221)
Deferred income tax expense (recovery)	310	(776)
Unrealized foreign exchange (gain) loss	(729)	39
Operating cash flows before working capital	(7,411)	(6,034)
Changes in working capital items:
Amounts receivable	(1,773)	(114)
Prepaid expenses and other	840	(78)
Accounts payable and accrued liabilities	(1,000)	(1,416)
Cash used in operating activities	$(9,344)	$(7,642)

Expenditures on exploration and evaluation assets (Note 5)	(32,894)	(18,472)
Acquisition of equipment (Note 6)	(1,057)	(30)
Cash used in investing activities	$(33,951)	$(18,502)

Proceeds from at-the-market equity program, net of issuance costs (Note 10)	130,237	27,037
Proceeds from exercise of options	4,982	837
Payment of lease liabilities (Note 9(c))	(258)	(229)
Cash provided by financing activities	$134,961	$27,645

Realized foreign exchange gain (loss) on cash	750	(39)
Increase in cash	$92,416	$1,462

Cash, beginning of period	290,743	134,447
Increase in cash	92,416	1,462
Cash, end of period	$383,159	$135,909

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Changes in Equity

(expressed in thousands of Canadian Dollars, except share information) - Unaudited

	Share Capital
	Common Shares
	Number	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Attributable to shareholder’s of NexGen Energy Ltd.	Non-controlling interests	Total
Balance at December 31, 2022	482,530,145	$712,603	$94,680	$460	$(389,867)	$417,876	$37,541	$455,417
At-the-market equity program, net of issuance costs (Note 10)	24,724,125	175,176	–	–	–	175,176	–	175,176
Share-based payments (Note 10)	–	–	38,542	–	–	38,542	5,467	44,009
Shares issued on exercise of stock options (Note 10)	8,608,816	42,637	(16,288)	–	–	26,349	–	26,349
Shares issued on convertible debentures conversion (Note 8)	8,663,461	72,773	–	–	–	72,773	–	72,773
Shares issued for convertible debenture interest payments (Note 8)	179,363	1,498	–	–	–	1,498	–	1,498
Shares issued for convertible debenture establishment fee (Note 8)	634,615	4,443	–	–	–	4,443	–	4,443
Ownership changes relating to non-controlling interests	–	–	–	–	5,408	5,408	(32,800)	(27,392)
Net income for the year	–	–	–	–	80,816	80,816	(10,648)	70,168
Reclass accumulated other comprehensive income related to converted debentures (Note 8)	–	–	–	361	(361)	–	–	–
Other comprehensive loss	–	–	–	(2,862)	–	(2,862)	440	(2,422)
Balance at December 31, 2023	525,340,525	$1,009,130	$116,934	$(2,041)	$(304,004)	$820,019	$–	$820,019

Balance at December 31, 2023	525,340,525	$1,009,130	$116,934	$(2,041)	$(304,004)	$820,019	$–	$820,019
At-the-market equity program, net of issuance costs (Note 10)	13,000,800	129,955	–	–	–	129,955	–	129,955
Share-based payments (Note 10)	–	–	6,982	–	–	6,982	–	6,982
Shares issued on exercise of stock options (Note 10)	1,421,664	7,651	(2,669)	–	–	4,982	–	4,982
Net loss for the period	–	–	–	–	(34,620)	(34,620)	–	(34,620)
Other comprehensive income	–	–	–	1,539	–	1,539	–	1,539
Balance at March 31, 2024	539,762,989	$1,146,736	$121,247	$(502)	$(338,624)	$928,857	$–	$928,857

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

1.	REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

The Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada. On July 2, 2021, the Company commenced trading on the Australian Stock Exchange (the “ASX”) under the symbol “NXG”. On March 4, 2022 the Company up-listed from NYSE American exchange (the “NYSE American”) and began trading on the New York Stock Exchange (“NYSE”) under the symbol “NXE”.

The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. Subsequent to the transfer, IsoEnergy shares were listed on the TSX-V.

On December 5, 2023, NexGen deconsolidated IsoEnergy due to the completion of a merger between IsoEnergy and Consolidated Uranium Inc., which resulted in NexGen losing control of IsoEnergy. The Company’s investment in IsoEnergy has been accounted for using the equity method of accounting from this date. The Company owns approximately 32.9% of IsoEnergy’s outstanding common shares as of March 31, 2024 (December 31, 2023 - 33.9%).

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at March 31, 2024, the Company had an accumulated deficit of $338,624, working capital of $194,979 including the 2023 convertible debentures, and $383,159 of cash. Although the Company will be required to obtain additional funding to continue with the exploration and development of its mineral properties, the Company has sufficient working capital to meet its current obligations for at least the next fifteen months.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; and the challenges of securing adequate capital; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
a)	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures as they are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2023 and 2022 (“annual financial statements”), which have been prepared in accordance with IFRS. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the financial statements except for the adoption of amendments to IAS 1 as in Note 3(c).

On May 7, 2024, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

b)	Basis of Consolidation

The accounts of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved when the Company is exposed to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

The subsidiaries of the Company and their geographic locations at March 31, 2024 are as follows:

Name of Subsidiary	Location	Percentage Ownership
NXE Energy Royalty Ltd.	Canada	100%
NXE Energy SW1 Ltd.	Canada	100%
NXE Energy SW3 Ltd.	Canada	100%

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

c)	Adoption of new accounting pronouncements

Amendments to IAS 1 related to the Classification of Liabilities as Current or Non-Current, as issued in 2020, aim to clarify the requirements on determining whether a liability is current or non-current, and apply retrospectively for annual reporting periods beginning on or after 1 January 2024. Among other items, the amendments clarify how a company classifies a liability that can be settled in its own shares.

When a liability includes a counterparty conversion option that involves a transfer of the company’s own equity instruments, the conversion option is recognized as either equity or a liability separately from the host liability under IAS 32 Financial Instruments: Presentation. The IASB has now clarified that when a company classifies the host liability as current or non-current, it can ignore only those conversion options that are recognized as equity.

The Company has applied the amendments retrospectively for the period ended March 31, 2024, resulting in the balance of principal outstanding for the convertible debentures being classified in full as a current liability and restated for comparative periods December 31, 2023 and January 1, 2023.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS IN ACCOUNTING POLICIES

The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are consistent with those that applied to the annual financial statements, except for the adoption of amendments to IAS 1 (Note 3(c)), and actual results may differ from these estimates.

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

5.	EXPLORATION AND EVALUATION ASSETS

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition Cost
Balance at December 31, 2023	$235	$1,459	$–	$1,694
Additions	–	–	–	$–
Balance as at March 31, 2024	$235	$1,459	$–	$1,694
Deferred exploration costs
Balance at December 31, 2023	428,398	21,264	–	449,662
Additions:
General exploration and drilling	4,120	420	–	4,540
Environmental, permitting, and engagement	5,013	–	–	5,013
Technical, engineering and design	14,228	–	–	14,228
Geological and geophysical	150	1,474	–	1,624
Labour and wages	5,822	249	–	6,071
Share-based payments (Note 10)	916	–	–	916
Travel	364	–	–	364
Total Additions	30,613	2,143	–	32,756
Balance as at March 31, 2024	$459,011	$23,407	$–	$482,418
Total costs, March 31, 2024	$459,246	$24,866	$–	$484,112

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition cost
Balance at December 31, 2022	$235	$1,458	$26,628	$28,321
Additions	–	1	4	5
Disposals due to deconsolidation of IsoEnergy	–	–	(26,632)	(26,632)
Balance as at December 31, 2023	$235	$1,459	$–	$1,694
Deferred exploration costs
Balance at December 31, 2022	$329,012	$9,603	$38,312	$376,927
Additions:
General exploration and drilling	6,488	7,574	5,514	19,576
Environmental, permitting, and engagement	17,583	–	–	17,583
Technical, engineering and design	59,863	–	54	59,917
Geochemistry and assays	–	–	143	143
Geological and geophysical	323	2,978	2,732	6,033
Labour and wages	14,796	1,109	1,048	16,953
Share-based payments (Note 10)	5,605	–	1,262	6,867
Travel	954	–	303	1,257
Total Additions	105,612	11,661	11,056	128,329
Disposals due to deconsolidation of IsoEnergy	(6,226)	–	(49,368)	(55,594)
Balance as at December 31, 2023	$428,398	$21,264	$–	$449,662
Total costs, December 31, 2023	$428,633	$22,723	$–	$451,356

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

6.	PROPERTY AND EQUIPMENT
	Computer Equipment	Software	Field Equipment and Vehicles	Office, Furniture and Leasehold Improvements	Road	Total
Cost
As at December 31, 2022	$619	$1,359	$6,665	$5,891	$2,079	$16,613
Additions	66	–	6,009	253	–	6,328
Disposals	–	–	(101)	–	–	(101)
Transfer to lease receivable (Note 9(b))	–	–	(4,100)	–	–	(4,100)
Disposals due to deconsolidation of IsoEnergy	–	(65)	(107)	–	–	(172)
As at December 31, 2023	$685	$1,294	$8,366	$6,144	$2,079	$18,568
Additions	23	–	1,034	•	–	1,057
Balance as at March 31, 2024	$708	$1,294	$9,400	$6,144	$2,079	$19,625
Accumulated Depreciation
As at December 31, 2022	$516	$1,215	$4,703	$3,098	$2,033	$11,565
Depreciation	83	79	626	980	46	1,814
Disposals	–	–	(81)	–	–	(81)
Disposals due to deconsolidation of IsoEnergy	–	(65)	(69)	–	–	(134)
Balance as at December 31, 2023	$599	$1,229	$5,179	$4,078	$2,079	$13,164
Depreciation	13	9	230	264	–	516
Balance as at March 31, 2024	$612	$1,238	$5,409	$4,342	$2,079	$13,680

Net book value at December 31,2023	$86	$65	$3,187	$2,066	$–	$5,404
Net book value at March 31, 2024	$96	$56	$3,991	$1,802	$–	$5,945
7.	INVESTMENT IN ASSOCIATE
IsoEnergy Ltd.
Balance, December 31, 2022	$–
Fair value of retained interest in IsoEnergy on December 5, 2023	239,735
Share of net income from associate	920
Share of other comprehensive loss from associate	(539)
Balance, December 31, 2023	$240,116
Gain on dilution of ownership interest in associate	221
Share of net loss from associate	(1,577)
Share of other comprehensive income from associate	2,377
Balance, March 31, 2024	$241,137
Fair value of investment in associate as at March 31, 2024	$212,772

The fair value of the investment in associate as at March 31, 2024 is measured using the closing market price of IsoEnergy on March 28, 2024.

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

Summarized financial information for IsoEnergy Ltd. is as follows:

	Three months ended March 31, 2024	Year ended December 31, 2023
Cash	$58,829	$37,033
Other current assets	1,284	1,192
Marketable securities	21,820	17,036
Non-current assets	300,533	291,937
Total assets	$382,466	$347,198

Current liabilities	48,688	41,065
Non-current liabilities	3,147	3,113
Total liabilities	$51,835	$44,178

Loss from operations	$(4,730)	$(18,689)
Other comprehensive income (loss)	$7,129	$(2,618)
Total comprehensive income (loss)	$2,399	$(21,307)
8.	CONVERTIBLE DEBENTURES
	2023 Debentures	2020 Debentures	2020 IsoEnergy Debentures	2022 IsoEnergy Debentures	Total
Fair value at December 31, 2022	$–	$52,615	$22,269	$5,137	$80,021
Fair value on issuance	143,702	–	–	–	143,702
Fair value adjustment	14,776	20,158	13,938	1,305	50,177
Settlement with shares	–	(72,773)	–	–	(72,773)
Disposals due to deconsolidation of IsoEnergy	–	–	(36,207)	(6,442)	(42,649)
Fair value at December 31, 2023	$158,478	$–	$–	$–	$158,478
Fair value adjustment	17,430	–	–	–	17,430
Fair Value at March 31, 2024	$175,908	$–	$–	$–	$175,908

The fair value of the debentures increased from $158,478 on December 31, 2023 to $175,908 at March 31, 2024, due to a mark-to-market loss of $17,430 for the three months ended March 31, 2024, (three months ended March 31, 2023 - gain of $3,731). The loss for the three months ended March 31, 2024 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive loss of a loss of $1,148 for the three months ended March 31, 2024 (three months ended March 31, 2023 - loss of $73) and the remaining amount recognized in the consolidated statement of net loss for the three months ended March 31, 2024 with a loss of $16,282 (three months ended March 31, 2023 - gain of $3,804). The interest expense during the three months ended March 31, 2024 was $3,375 (three months ended March 31, 2023 - $688).

2020 Debentures

On September 28, 2023, the holders of the 2020 Debentures elected to convert their US$15 million principal amount of 7.5% unsecured convertible debentures, due to mature on May 27, 2025, into common shares of the Company. The Company issued 8,663,461 common shares relating to the conversion of the principal and 19,522 common shares relating to the accrued and unpaid interest up to the date of conversion for the 2020 Debentures. The amounts recorded in other comprehensive income as a result of changes in credit risk of the 2020 Debentures from inception through to conversion totaling losses of $361 were reclassified to accumulated deficit. The fair value of the 2020 Debentures at conversion was based on the number of shares issued at the closing share price on the conversion date of $8.40. The fair value of the shares issued for interest was based on the closing share price on the date of issuance and recorded as interest expense in the consolidated statement of net loss and comprehensive loss.

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

2023 Debentures

On September 22, 2023, the Company entered into a US$110 million private placement of unsecured convertible debentures (the “2023 Debentures”). The Company received gross proceeds of $148,145 (US$110 million), and paid a 3% establishment fee of $4,443 (US$3,300) to the debenture holders through the issuance of 634,615 common shares. The fair value of the 2023 Debentures on issuance date was determined to be $143,702 (US$106,700).

The 2023 Debentures bear interest at a rate of 9% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 6% per annum) is payable in cash and one third of the interest (equal to 3% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the NYSE for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2023 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders under certain conditions, at a conversion price of US$6.76 into a maximum of 16,272,189 common shares of the Company.

The 2023 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at March 31, 2024 and December 31, 2023 are as follows:

	March 31, 2024	December 31, 2023
Volatility	48.00%	43.00%
Expected life	4.5 years	4.7 years
Risk free interest rate	4.32%	3.84%
Expected dividend yield	0%	0%
Credit spread	16.01%	16.60%
Underlying share price of the Company	US$7.77	US$7.00
Conversion exercise price	US$6.76	US$6.76
9.	LEASES
(a)	Right-of-use assets
	March 31, 2024	December 31, 2023
Right-of-use assets, beginning of period	$1,474	$1,933
Additions	–	246
Depreciation	(197)	(705)
Balance, end of period	$1,277	$1,474

The right-of-use assets recognized by the Company are comprised of $1,277 (December 31, 2023 - $1,474) related to corporate office and warehouse leases, and are included in the office, furniture and leasehold improvements category in Note 6.

(b)	Lease receivable

On April 5, 2023, NexGen completed a purchase agreement whereby the Company acquired $4,100 of equipment and immediately thereafter leased the equipment to an Indigenous-owned third party. The lease payments commence the first day of the month following the six-month anniversary of the date the equipment was delivered and carry no interest.

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

The discounted and undiscounted value of the remaining lease payments as at March 31, 2024 is as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Lease receivable	$ 512	$ 769	$ 1,025	$ 1,580	$ 3,886

	March 31, 2024	December 31, 2023
Current portion	512	512
Non-current portion	3,374	3,502
Balance, end of period	$3,886	$4,014
(c)	Lease liabilities
	March 31, 2024	December 31, 2023
Lease liabilities, beginning of period	$1,942	$2,463
Additions	–	254
Interest expense on lease liabilities	33	153
Payment of lease liabilities	(258)	(928)
Balance, end of period	$1,717	$1,942

Current portion	945	926
Non-current portion	772	1,016
Balance, end of period	$1,717	$1,942

The undiscounted value of the lease liabilities as at March 31, 2024 was $2,453 (December 31, 2023 - $2,952).

Amounts recognized in consolidated statements of net loss

	Three months ended March 31,
	2024	2023
Expense relating to variable lease payments	$113	$104

The Company expensed $62 related to short-term leases during the period (March 31, 2023 - $nil).

10.	SHARE CAPITAL
(a)	Authorized capital

Unlimited common shares without par value.

Unlimited preferred shares without par value.

Share issuances for the three months ended March 31, 2024:

During the three months ended March 31, 2024, the Company issued 13,000,800 shares under the December Sales Agreement (as defined below) at an average price of $10.38 per share for gross proceeds of $134,948 and recognized $4,993 of share issuance costs, consisting of commission fees of $1,349 and other transaction costs of $3,644. The share issuance costs have been presented net within share capital.

During the three months ended March 31, 2024, the Company issued 1,421,664 shares on the exercise of stock options for gross proceeds of $4,982 (Note 10(b)). As a result of the exercises, $2,669 was reclassified from reserves to share capital.

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

Share issuances for the year ended December 31, 2023:

On January 6, 2023, NexGen established an at-the-market equity program (the “ATM Program”) pursuant to the terms of an equity distribution agreement dated January 6, 2023 (the “January Sales Agreement”) with Virtu ITG Canada Corp., as Canadian agent, and Virtu Americas, LLC, as U.S. agent (together, the “Agents”), which allowed it to issue up to $250 million of common shares.

On December 11, 2023, NexGen updated its ATM Program in accordance with the terms of an equity distribution agreement dated December 11, 2023 (the “December Sales Agreement”) with the Agents, which allowed it to issue up to $500 million of common shares. Concurrent with entering into the December Sales Agreement, the January Sales Agreement was terminated.

Prior to the termination of the January Sales Agreement, the Company issued 24,724,125 shares under the ATM Program at an average price of $7.36 per share for gross proceeds of $182,066 and recognized $6,890 of share issuance costs, consisting of commission fees of $3,704 and other transaction costs of $3,186. The share issuance costs have been presented net within share capital. The Company did not issue shares under the December Sales Agreement during the year ended December 31, 2023.

During the year ended December 31, 2023, the Company issued 8,608,816 shares on the exercise of stock options for gross proceeds of $26,349 (Note 10(b)). As a result of the exercises, $16,288 was reclassified from reserves to share capital.

On June 9, 2023, the Company issued 46,038 shares relating to the interest payment on the 2020 Debentures at a fair value of $270 (Note 8).

On September 22, 2023, the Company issued 634,615 shares relating to payment of the establishment fee for the 2023 Debentures at a fair value of $4,443 (Note 8).

On September 28, 2023, the Company issued 8,663,461 common shares relating to the conversion of the principal of the 2020 Debentures at a fair value of $72,773. In addition, 19,522 common shares were issued relating to the accrued and unpaid interest up to the date of conversion for the 2020 Debentures at a fair value of $164 (Note 8).

On December 11, 2023, the Company issued 113,803 shares relating to the interest payment on the 2023 Debentures at a fair value of $1,064 (Note 8).

(b)	Share options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

A summary of the changes in the share options is presented below:

	Options outstanding	Weighted average exercise price (C$)
At December 31, 2022	49,638,890	$4.07
Granted	10,849,062	8.15
Exercised	(8,608,816)	3.06
Forfeited	(313,334)	5.51
At December 31, 2023	51,565,802	$5.08
Granted	–	–
Exercised	(1,421,664)	3.50
Forfeited	(75,001)	7.24
At March 31, 2024 - Outstanding	50,069,137	$5.13
At March 31, 2024 - Exercisable	39,994,043	$4.56

The following table summarizes information about the exercisable share options outstanding as at March 31, 2024:

Number of share options outstanding	Number of share options exercisable	Exercise prices (C$)	Remaining contractual life (years)	Expiry date
2,900,000	2,900,000	1.92	0.20	June 12, 2024
188,679	188,679	1.59	0.38	August 16, 2024
3,400,000	3,400,000	1.59	0.73	December 24, 2024
3,800,000	3,800,000	1.80	1.20	June 12, 2025
4,666,666	4,666,666	3.24	1.70	December 11, 2025
250,000	250,000	5.16	1.88	February 16, 2026
250,000	250,000	4.53	2.00	April 1, 2026
8,205,000	8,205,000	5.84	2.19	June 10, 2026
6,565,000	6,565,000	5.44	2.71	December 14, 2026
94,277	94,277	5.76	2.80	January 18, 2027
3,361,667	2,231,681	5.31	3.38	August 17, 2027
55,452	27,726	5.41	3.51	October 4, 2027
5,733,334	3,795,014	5.57	3.72	December 18, 2027
300,000	200,000	6.55	3.84	January 31, 2028
4,795,000	1,598,333	6.99	4.40	August 22, 2028
39,062	-	7.68	4.52	October 4, 2028
5,465,000	1,821,667	9.33	4.70	December 11, 2028
50,069,137	39,994,043

The following weighted average assumptions were used for Black-Scholes valuation of the share options granted:

	For the three months ended March 31,
	2024	2023
Expected stock price volatility	-	62.30%
Expected life of options	-	5 years
Risk free interest rate	-	3.09%
Expected forfeitures	-	0%
Expected dividend yield	-	0%
Weighted average fair value per option granted in period	-	$3.41
Weighted average exercise price	-	$6.19

Share-based payments for options vested for the three months ended March 31, 2024 amounted to $6,982 (March 31, 2023 - $7,619) of which $6,066 (March 31, 2023 - $6,483) was expensed to the statement of net loss and comprehensive loss and $916 (March 31, 2023 - $1,136) was capitalized to exploration and evaluation assets (Note 5).

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

The Company did not have any cash equivalents as at March 31, 2024 and December 31, 2023.

a)	Schedule of non-cash investing and financing activities:
	Three months ended March 31,
	2024	2023
Capitalized share-based payments	$916	$1,136
Exploration and evaluation asset expenditures included in accounts payable and accrued liabilities	2,100	1,310
Interest expense included in accounts payable and accrued liabilities	3,397	772

12.	RELATED PARTY TRANSACTIONS

The remuneration of key management which includes directors and management personnel responsible for planning, directing, and controlling the activities of the Company during the period was as follows:

	For the three months ended March 31,
	2024	2023
Short-term compensation(1)	$830	$1,045
Share-based payments(2)	5,067	6,685
Consulting fees(3)	32	76
	$5,929	$7,806

(1) Short-term compensation to key management personnel for the three months ended March 31, 2024 amounted to $830 (2023 - $1,045) of which $830 (2023 - $997) was expensed and included in salaries, benefits, and directors’ fees on the statement of net loss and comprehensive loss. The remaining $nil (2023 - $48) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three months ended March 31, 2024 amounted to $5,067 (2023 - $6,685) of which $5,067 (2023 - $6,442) was expensed and $nil (2023 - $243) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the three months ended March 31, 2024 amounting to $32 (2023 - $76).

As at March 31, 2024, there was $32 (December 31, 2023 - $43) included in accounts payable and accrued liabilities owing to a director for compensation.

13.	CAPITAL MANAGEMENT

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support the acquisition, exploration, development and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

In the management of capital, the Company includes the components of equity, and convertible debentures, net of cash.

Capital, as defined above, is summarized in the following table:

	March 31, 2024	December 31, 2023
Equity	$928,857	$820,019
Convertible debentures (Note 8)	175,908	158,478
	1,104,765	978,497
Less: Cash	(383,159)	(290,743)
	$721,606	$687,754
14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, amounts receivable, lease receivable, accounts payable and accrued liabilities, and convertible debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - inputs that are not based on observable market data.

The Company’s cash, amounts receivable, accounts payable and accrued liabilities, and lease receivable are classified as Level 1 as the fair values of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature and the lease receivable’s fair value is equal to its carrying value.

The convertible debentures are re-measured at fair value at each reporting date with any change in fair value recognized in the consolidated statement of net loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive loss (Note 8). The convertible debentures are classified as Level 2.

Financial Risk

The Company is exposed to varying degrees of a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash, amounts receivable, and lease receivable. The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. The lease receivable is secured by the leased equipment. Accordingly, the Company does not believe it is subject to significant credit risk.

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

The Company’s maximum exposure to credit risk is as follows:

	March 31, 2024	December 31, 2023
Cash	$383,159	$290,743
Amounts receivable	3,627	1,940
Lease receivable	3,886	4,014
	$390,672	$296,697

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2024, NexGen had cash of $383,159 to settle current liabilities of $203,441.

The Company’s significant undiscounted commitments at March 31, 2024 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$26,588	$–	$–	$–	$26,588
Convertible debentures (Note 8)	175,908	–	–	–	175,908
Lease liabilities (Note 9(c))	1,476	977	–	–	2,453
	$203,972	$977	$–	$–	$204,949

As at December 31, 2023 - Restated (Note 3(c)):

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$26,986	$–	$–	$–	$26,986
Convertible debentures (Note 8)	158,478	–	–	–	158,478
Lease liabilities (Note 9(c))	1,476	1,476	–	–	2,952
	$186,940	$1,476	$–	$–	$188,416

As at January 1, 2023 - Restated (Note 3(c)):

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$13,723	$–	$–	$–	$13,723
Convertible debentures (Note 8)	80,021	–	–	–	80,021
Lease liabilities (Note 9(c))	1,346	2,574	–	–	3,920
	$95,090	$2,574	$–	$–	$97,664

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable and the 2023 Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated 2023 Debentures. At maturity, the US$110 million principal amount of the 2023 Debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the 2023 Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the 2023 Debentures more costly to repay.

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated)

As at March 31, 2024, the Company’s US dollar net financial liabilities were US$91,236. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $12,353 change in net loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the 2023 Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of March 31, 2024. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The 2023 Debentures in an aggregate principal amount of US$110 million, carry a fixed interest rate of 9.0% and are not subject to interest rate fluctuations.

15.	SUBSEQUENT EVENTS

The Company entered into a placement agreement dated April 30, 2024 with a lead manager and bookrunner to arrange and manage an offering of 20,161,290 common shares of the Company at a price of $11.11 for aggregate proceeds of approximately $224 million (the “Offering”) with settlement to occur through newly listed Chess Depository Instruments on the ASX.

Closing of the Offering is expected to occur on or about May 15, 2024 and is subject to customary closing conditions, including receipt of regulatory approvals.

Concurrent with and to facilitate the Offering, the Company also agreed with the Agents to amend the December Sales Agreement to reduce the aggregate value of the common shares that may be offered and sold from up to $500 million to up to approximately $276 million (the “Amended Sales Agreement”). As a result of the Amended Sales Agreement and taking into account the 13,000,800 common shares of the Company sold to date (Note 10(a)), the maximum amount available that may be offered and sold will be approximately $141 million.

On May 7, 2024, NexGen entered into a binding term sheet with MMCap International Inc. SPC (“MMCap”) for the Company to issue US$250 million aggregate principal amount of unsecured convertible debentures (the “2024 Debentures”) as consideration for the purchase of approximately 2.7 million pounds of natural uranium concentrate. The Company will pay a 3% establishment fee to the debenture holders through the issuance of common shares.

The 2024 Debentures will bear interest at a rate of 9% per annum, payable semi-annually in US dollars. Two thirds of the interest (equal to 6% per annum) will be payable in cash and one third of the interest (equal to 3% per annum) will be payable, subject to any required regulatory approval, in common shares of the Company, using the VWAP of the common shares on the NYSE for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2024 Debentures will be convertible, from time to time, into common shares of the Company at the option of the debenture holders under certain conditions, at a conversion price of US$10.73 into a maximum of 23,299,161 common shares of the Company.